CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK

OF

SANTO MINING CORP.

Pursuant to Section 17-16-602 of the

Wyoming Business Corporation Act

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board”) of SANTO MINING CORP., a Wyoming corporation (hereinafter called the “Corporation”), with the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, having been fixed by the Board pursuant to authority granted to it under Article IV of the Corporation’s Restated Articles of Incorporation and in accordance with the provisions of Section 17-16-602 of the Wyoming Business Corporation Act:

RESOLVED: That, pursuant to authority conferred upon the Board by the Corporation’s Restated Articles of Incorporation, the Board hereby authorizes 50,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Restated Articles of Incorporation of the Corporation, as follows:

Section 1.     Designation . The shares of such Series shall be designated “Series A Convertible Preferred Stock,” and the number of shares constituting such Series shall be 50,000,000 (the “Series A Preferred Stock”). The number of shares of Series A Preferred Stock may be increased or decreased by resolution of the Board and approval by the holders of a majority of the outstanding shares of the Series A Preferred Stock, voting as a separate voting group; provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares of such Series then outstanding.

Section 2.     Currency . All Series A Preferred Stock shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency. All references herein to “$” or “dollars” refer to United States currency.

Section 3.     Ranking . The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to each other class or series of shares of the Corporation that is issued at the time of issuance of the Series A Preferred Stock and that the Corporation may issue thereafter, including, without limitation, the common stock of the Corporation, par value $0.00001 per share (the “Common Stock”).

Section 4.     Preferred “A” Stock.  Authorized Shares: The total number of Preferred “A” Stock which the Corporation shall have authority to issue is Five Hundred Million (500,000,000) shares with a par value of $0.01.

Section 5. Issuance of Preferred Stock: The Board of Directors is hereby authorized from time to time, without stockholder action, to provide for the issuance of Preferred Stock in one or more series not exceeding in the aggregate the number of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to determine with respect to each such series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences, and relative, participating, option, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to Preferred Stock of any series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time, and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation, the rights, if any, of holders of Preferred Stock of any series to convert or exchange such Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Section 6. Conversion.  Each share of Series “A” Preferred Stock can be converted into the 1,000 shares of common stock of the Company at any time at the option of the holders of the Series “A” Preferred Stock. On or before the date of conversion, the converting holder of Series “A” Preferred Stock shall surrender his or its certificate or certificates for all such shares to the Company at the place designated in such notice and shall thereafter receive certificates for the number of Common Stock to which such holder is entitled pursuant to this Section. On the date of conversion, all rights with respect to the Series “A” Preferred Stock so converted will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefore, to receive certificates for the number of Common Stock into which such Series “A” Preferred Stock has been converted. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his attorneys duly authorized in writing. All certificates evidencing Series “A” Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and cancelled and the Series “A” Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. As soon as practicable after the date of such conversion and the surrender of the certificate or certificates for Series “A” Preferred Stock as aforesaid, the Company shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full Common Stock issuable on such conversion in accordance with the provisions hereof.”

SANTO MINING CORP.

By:/s/ Franjose Yglesias

Name:Franjose Yglesias

Title:Chief Executive Officer